
June 11, 2024

Kate Bueker
Chief Financial Officer
HubSpot, Inc.
Two Canal Park
Cambridge, MA 02141

> **Re: HubSpot, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2023**
> **File No. 001-36680**

Dear Kate Bueker :

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Alyssa Harvey Dawson